SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPENWAVE SYSTEMS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

63718 10 0
(CUSIP Number of Class of Securities)

1400 Seaport Boulevard

Redwood City, California 94063
(650) 480-8000
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Donald J. Listwin	Stephen W. Fackler, Esq.

President and Chief Executive Officer	Richard A. Grimm, Esq.

Openwave Systems Inc.	Simpson Thacher & Bartlett

1400 Seaport Boulevard	3330 Hillview Avenue

Redwood City, California 94063	Palo Alto, CA 94304

(650) 480-8000	(650) 251-5000

Transaction valuation*	Amount of Filing Fee

N/A	N/A

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The following message was sent August 1, 2001, by electronic mail from Don Listwin, Chairman of the Board and Chief Executive Officer of Openwave Systems Inc. (the “Company”), to Company employees. The protective legend was inadvertantly ommitted from the August 1, 2001 message and additional correspondence regarding the protective legend was sent to all the Company’s employees on August 2, 2001. The August 2, 2001 correspondence is found below the text of the August 1, 2001 electronic message.

Ladies and Gentlemen,

The progress that Openwave has made over the last 12 months as a merged company has been extraordinary. With annual revenue growth at 218%, becoming profitable in 2001, and a strong market presence, we are truly positioned to become one of the leading software companies in the industry. Most extraordinarily, we achieved these results in the midst of very difficult macroeconomic conditions. Our accomplishments indicate that we have the right value proposition, technology and talent to continue to drive value for our customers.

While there are many aspects to making a day at your job worth a day of your life, certainly, the financial aspects are very important. We are aware that many of you joined the company when the stock price was much higher than it is today. Accordingly, the Board of Directors and I have taken action to authorize a voluntary Stock Option Exchange Program.

The Stock Option Exchange Program will enable employees to voluntarily cancel underwater stock options and receive replacement options between six and seven months after the cancellation date. The vesting commencement date for your replacement options will remain the same as your original options. This program is required to comply with applicable local laws and regulations and therefore may not be applicable or pragmatic in all countries. It is very important that you attend either one of the Webex presentations next Tuesday (8/7) or Thursday (8/9) hosted by Tim Silvera, Director of Total Rewards. Additionally, there will be on-line resources available after the first Webex to help you assess the impact of this program on your individual stock options.

Stock options are a long-term incentive program to help align employees with the long-term growth and value of the company. We are optimistic about our market opportunity and confident in our ability to execute. This stock option exchange program is designed to motivate our talented employees to continue to deliver great results and share in Openwave’s long-term success.

don

The following message was sent August 2, 2001, by electronic mail from Douglas Solomon, Associate General Counsel of the Company, to Company employees.

Securities and Exchange Commission (“SEC”) rules require that I notify you that the email from Don Listwin sent to you yesterday (and attached below) is not an actual offer to exchange.

The actual Offer to Exchange Program will not commence until next week. When it begins, you will receive an email notifying you that the “Offer to Exchange” documents are now available on an Openwave Systems Inc. Intranet site. The documents located there will describe the program and contain an “Election Form” that employees will use if they choose to participate. You should carefully read these documents when they become available because they will contain important information about the exchange offer. The company will file these materials with the SEC as part of a tender offer statement. You will be able to obtain these materials and other documents filed by the company with the SEC for free from the SEC’s website at http://www.sec.gov or from the company’s website.

Doug Solomon